

Cathy Key · 2nd

Intention, imagination and intelligence will create a better World.

British Columbia, Canada · Contact info

World Tree

University College London

500+ connections



1 mutual connection: Stephanie Gripne, PhD

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Experience

Chief Operations Officer

World Tree

Jan 2016 – Present · 5 yrs 8 mos

Victoria, British Columbia

What's important to me is that we protect our beautiful planet and restore its natural ecology. I work with farmers, impact investors, tree huggers, foresters and business people who share this goal.

I am blessed to be the Chief Operations Officer with World Tree. We are plant an amazing tree - the Empress Splendor - for the purposes of growing timber and carbon sec …see more

CEO

Conference Manager

2002 – 2012 · 10 yrs

Education

University College London

Doctor of Philosophy (Ph.D.), Anthropology

1988 – 2000

Skills & endorsements

Public Speaking · 16

Endorsed by **3 of Cathy's colleagues at World Tree**

Social Media · 9



Endorsed by **Shannon Whissell, who is highly skilled at this**

Endorsed by **2 of Cathy's colleagues at World Tree**

Entrepreneurship · 9



Endorsed by **Jason Guille, who is highly skilled at this**

Endorsed by **2 of Cathy's colleagues at World Tree**

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